Exhibit 12

Bank of America Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Three Months Ended March 31, 2003	Year Ended December 31
(Dollars in millions)		2002	2001	2000	1999	1998
Excluding Interest on Deposits
Income before income taxes	$3,617	$12,991	$10,117	$11,788	$12,215	$8,048
Equity in undistributed earnings of unconsolidated subsidiaries	(3)	(6)	(6)	(27)	(167)	162
Fixed charges:
Interest expense	1,333	5,804	9,117	13,806	10,084	9,479
1/3 of net rent expense (1)	97	383	379	368	342	335

Total fixed charges	1,430	6,187	9,496	14,174	10,426	9,814
Preferred dividend requirements	2	6	7	9	10	40

Fixed charges and preferred dividends	1,432	6,193	9,503	14,183	10,436	9,854

Earnings	$5,044	$19,172	$19,607	$25,935	$22,474	$18,024

Ratio of earnings to fixed charges	3.53	3.10	2.06	1.83	2.16	1.84

Ratio of earnings to fixed charges and preferred dividends	3.52	3.10	2.06	1.83	2.15	1.83

	Three Months Ended March 31, 2003	Year Ended December 31
(Dollars in millions)		2002	2001	2000	1999	1998
Including Interest on Deposits
Income before income taxes	$3,617	$12,991	$10,117	$11,788	$12,215	$8,048
Equity in undistributed earnings of unconsolidated subsidiaries	(3)	(6)	(6)	(27)	(167)	162
Fixed charges:
Interest expense	2,516	11,238	18,003	24,816	19,086	20,290
1/3 of net rent expense (1)	97	383	379	368	342	335

Total fixed charges	2,613	11,621	18,382	25,184	19,428	20,625
Preferred dividend requirements	2	6	7	9	10	40

Fixed charges and preferred dividends	2,615	11,627	18,389	25,193	19,438	20,665

Earnings	$6,227	$24,606	$28,493	$36,945	$31,476	$28,835

Ratio of earnings to fixed charges	2.38	2.12	1.55	1.47	1.62	1.40

Ratio of earnings to fixed charges and preferred dividends	2.38	2.12	1.55	1.47	1.62	1.40

(1)	Represents an appropriate interest factor.